SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 3)*


                     CONVERGENCE COMMUNICATIONS, INC.
----------------------------------------------------------------------------
                             (Name of Issuer)


                  Common Stock, par value $0.01 per share
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                    None
                               --------------
                               (CUSIP Number)


                          Michael E. Cahill, Esq.
                    Managing Director & General Counsel
                            The TCW Group, Inc.
                    865 South Figueroa Street, Ste. 1800
                       Los Angeles, California 90017
                              (213) 244-0000
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               July 18, 2000
-----------------------------------------------------------------------------
                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box. |_|

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on following pages)
                            (Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D


CUSIP NO.  NONE                                PAGE   2   OF   16    PAGES

------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           THE TCW GROUP, INC.
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  | |
                                                                   (b)  |X|

------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not Applicable
------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                |_|

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

------------------------------------------------------------------------------
    NUMBER OF                     7   SOLE VOTING POWER
     SHARES
       BY                         --------------------------------------------
      EACH                        8   SHARED VOTING POWER
   REPORTING                                    4,764,753
    PERSON                        --------------------------------------------
     WITH                         9   SOLE DISPOSITIVE POWER

                                  --------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
                                                4,764,753
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             4,764,753   (See Item 5)
------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                             |X|

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          29.5%    (See Item 5)
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           HC, CO
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D


CUSIP NO. NONE                                  PAGE   3   OF    16    PAGES

------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ROBERT A. DAY
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  | |
                                                                 (b)  |X|

------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not applicable
------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
------------------------------------------------------------------------------
    NUMBER OF                 7     SOLE VOTING POWER
     SHARES
      BY                      ------------------------------------------------
     EACH                     8     SHARED VOTING POWER
  REPORTING                                        4,764,753
   PERSON                     ------------------------------------------------
    WITH
                              9     SOLE DISPOSITIVE POWER

                              ------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                    4,764,753
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                4,764,753  (See Item 5)
------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                 |X|

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          29.5%    (See Item 5)
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN, HC
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D


CUSIP NO.  NONE                                  PAGE   4   OF   16   PAGES

------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW ADVISORS, INC.
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  | |
                                                                   (b)  |X|

------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not Applicable
------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                 |_|

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK
------------------------------------------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
       SHARES
         BY                   ------------------------------------------------
        EACH
      REPORTING               8      SHARED VOTING POWER
       PERSON                                 4,764,753
        WITH                  ------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                              ------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              4,764,753
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       4,764,753  (See Item 5)

------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                              |X|

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      29.5%   (See Item 5)
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

            HC, CO, IA
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D



CUSIP NO.  NONE                                 PAGE   5   OF   16    PAGES

------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BAEZA & CO., L.L.C.
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |
                                                                  (b)  |X|

------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not Applicable
------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                |_|

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------------------------------------------------------------------
     NUMBER OF                  7      SOLE VOTING POWER
      SHARES
       BY                       ----------------------------------------------
      EACH                      8      SHARED VOTING POWER
   REPORTING                                       4,764,753
    PERSON                      ----------------------------------------------
     WITH                       9      SOLE DISPOSITIVE POWER

                                ----------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                                   4,764,753

------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                               4,764,753 (See Item 5)

------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                               |X|

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               29.5 %   (See Item 5)
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D


CUSIP NO.   NONE                                  PAGE   6   OF   16    PAGES


------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARIO L. BAEZA
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |
                                                                  (b)  |X|
------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not Applicable
------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
------------------------------------------------------------------------------
      NUMBER OF                7       SOLE VOTING POWER
       SHARES
         BY                    -----------------------------------------------
        EACH                   8       SHARED VOTING POWER
     REPORTING                                   4,764,753
      PERSON                   -----------------------------------------------
       WITH                    9       SOLE DISPOSITIVE POWER

                               -----------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                                 4,764,753

------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 4,764,753 (See Item 5)
------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                |X|

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             29.5%   (See Item 5)
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D


CUSIP NO. NONE                             PAGE   7   OF    16    PAGES

------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW/LATIN AMERICA MANAGEMENT PARTNERS, LLC
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |
                                                                  (b)  |X|

------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           AF
------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                      |_|

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
------------------------------------------------------------------------------
       NUMBER OF              7       SOLE VOTING POWER
        SHARES
          BY                  ------------------------------------------------
         EACH
      REPORTING               8       SHARED VOTING POWER
       PERSON                                  4,764,753
        WITH                  ------------------------------------------------
                              9       SOLE DISPOSITIVE POWER

                              ------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                               4,764,753
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              4,764,753 (See Item 5)
------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                       |X|

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          29.5%   (See Item 5)
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D


CUSIP NO. NONE                                PAGE   8    OF    16    PAGES


------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW/LATIN AMERICA PRIVATE EQUITY PARTNERS, L.P.
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  | |
                                                                    (b)  |X|

------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO, AF
------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
------------------------------------------------------------------------------
     NUMBER OF                7      SOLE VOTING POWER
      SHARES
        BY                    ------------------------------------------------
       EACH                   8      SHARED VOTING POWER
    REPORTING                                   4,764,753
     PERSON                   ------------------------------------------------
      WITH                    9      SOLE DISPOSITIVE POWER

                              ------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                4,764,753

------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          4,764,753  (See Item 5)
------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                      |X|

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         29.5%  (See Item 5)
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D


CUSIP NO. NONE                                   PAGE   9    OF    16    PAGES

------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            TCW/LATIN AMERICA PARTNERS, LLC
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  | |
                                                                   (b)  |X|
------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           AF
------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                    |_|

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
------------------------------------------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
        SHARES
          BY                  ------------------------------------------------
        EACH                  8      SHARED VOTING POWER
     REPORTING                                  4,764,753
      PERSON                  ------------------------------------------------
       WITH                   9      SOLE DISPOSITIVE POWER

                              ------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                4,764,753
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                               4,764,753  (See Item 5)

------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    |X|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             29.5%   (See Item 5)
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           00

------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D


CUSIP NO. NONE                                PAGE    10  OF    16     PAGES


------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW/CCI HOLDING LLC
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  | |
                                                                   (b)  |X|

------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           AF

------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                    |_|

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
------------------------------------------------------------------------------
        NUMBER OF             7     SOLE VOTING POWER
         SHARES
          BY                  ------------------------------------------------
         EACH                 8     SHARED VOTING POWER
      REPORTING                               4,764,753
       PERSON                 ------------------------------------------------
        WITH                  9     SOLE DISPOSITIVE POWER

                              ------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                              4,764,753

------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  4,764,753 (See Item 5)
------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                           |X|

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       29.5%  (See Item 5)
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





This Amendment No. 3 is filed on behalf of

        (1)    The TCW Group, Inc., a Nevada corporation ("TCWG");

        (2)    Robert A. Day, an individual;

        (3) TCW Advisors, Inc., a New York corporation and wholly-owned subsidiary of TCWG ("TCW Advisors");

        (4) Baeza & Co., L.L.C., a Delaware limited liability company wholly owned by Mario L. Baeza ("Baeza & Co.");

        (5)    Mario L. Baeza, an individual;

        (6) TCW/Latin America Partners, L.L.C., a Delaware limited liability company, the two members of which are TCW Advisors and Baeza & Co. ("TCW/LAP");

        (7) TCW/Latin America Management Partners, L.L.C., a Delaware limited liability company, the managing member of which is TCW/LAP ("TCW/LAMP");

        (8) TCW/Latin America Private Equity Partners, L.P., a Delaware limited partnership of which TCW/LAMP is the general partner, acting through TCW/LAP ("TCW/LAPEP");

        (9) TCW/CCI Holding LLC, a Delaware limited liability company, wholly owned by TCW/LAPEP ("TCW/CCI").

TCWG, Robert Day, and TCW Advisors are referred to herein as the "TCW Related Entities". The TCW Related Entities and Baeza & Co., TCW/LAP, TCW/LAMP, TCW/LAPEP and TCW/CCI are hereinafter collectively referred to as the "Reporting Persons". The Amendment No. 3 filed on behalf of the Reporting Persons amends the Statement on Schedule 13D, dated October 28, 1999 (the "Schedule 13D") with respect to the Common Stock, par value $0.001 per share (the "Common Stock") of Convergence Communications, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

TCW Investment Management Company, a California corporation ("TIMCO"), and TCW Private Equity Holdings Corp., a New York corporation ("TCW PEH"), were TCW Related Entities and signatories to the Schedule 13D, Amendment No.1 to the Schedule 13D and Amendment No.2 to the Schedule 13D. Each of TIMCO and TCW PEH are no longer Reporting Persons and accordingly are not a party to this amendment. TIMCO is no longer a Reporting Person because it transferred its entire interest in TCW Advisors to TCWG. TCW PEH is no longer a Reporting Person because on December 17, 1999 it was merged with and into TCW Advisors.

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following:

On July 18, 2000 the Issuer sold 1,333,333 shares of the Issuer's Series C Convertible Preferred Stock, par value $0.001 per share, to TCW/CCI (the "TCW/CCI Preferred Stock") at a purchase price of $7.50 per share for an aggregate amount of $9,999,997.50 in cash. Substantially all the funds for the acquisition of the TCW/CCI Preferred Stock were obtained from the limited partners of TCW/LAPEP.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

Item 5(a) is hereby amended to add the following:

(a) As of the date of this Amendment No. 3 to the Schedule 13D, TCW/CCI holds 4,666,666 shares of Series C Preferred Stock, a currently exercisable Option to purchase 98,087 shares of Series C Preferred Stock (the "Second Option") and no shares of Common Stock. The Series C Preferred Stock votes on a one-for-one basis with the Common Stock and is convertible at the option of the holder on a one-for-one basis (subject to certain anti-dilution adjustments) into shares of Common Stock, and is subject to mandatory conversion on the same basis upon the occurrence of either of the following: (i) all the parties to the Shareholders Agreement (as defined in Item 6, of the Schedule 13D), acting together, transfer their Issuer securities for cash or publicly traded securities, or (ii) there occurs a registered public offering of the Issuer's securities meeting certain requirements. If the Series C Preferred Stock held by TCW/CCI (including the Second Option) were converted into Common Stock, such Series C Preferred Stock would represent approximately 19.2% of the total outstanding voting shares of the Issuer. The Issuer's voting shares include the Series C Preferred Stock, the Common Stock and the Series B convertible preferred shares (which also vote on a one-for-one basis). The Series C Preferred Stock held by TCW/CCI (including the Second Option) if converted into Common Stock, would represent approximately 29.5% issued and outstanding Common Stock of the Issuer after giving effect to such conversion and assuming no other shares of Series C Preferred Stock or Series B convertible preferred stock were converted into Common Stock.

Each of the Reporting Persons, other than TCW/CCI, as a parent corporation or partnership or as a general partner or member of other Reporting Persons, may be deemed to beneficially own the Series C Preferred Stock. Each of TCWG, Robert Day, TCW Advisors, Baeza & Co. and Mario L. Baeza disclaim beneficial ownership of the Series C Preferred Stock and any Common Stock reported herein and the filing of this Amendment No. 3 to the
Schedule 13D shall not be construed as an admission that such entities and individuals are the beneficial owners of any securities covered by this Amendment No. 3 to the Schedule 13D.

Pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), to the extent a "group" is deemed to exist by virtue of the Shareholders Agreement, each of the Reporting Persons would be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all of the equity securities of the Issuer beneficially owned by the other parties to the Shareholders Agreement. Accordingly, the Reporting Persons would be deemed to beneficially own an aggregate of 23,159,827 shares of Common Stock, or approximately 92.5% of the outstanding shares of Common Stock (assuming the conversion of all the outstanding Series C Preferred Stock (including those shares issuable on the exercise of other options for Series C Preferred Stock) held by the parties to the Shareholders Agreement to Common Stock).

The filing of this Statement and any amendment hereto shall not be construed as an admission, for the purposes of Sections 13(g) and 13(d) and Regulation 13D-G of the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder, that any of the Reporting Persons is the beneficial owner of any securities owned by any other party to the Shareholders Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

The Issuer, TCW/CCI and certain other shareholders of the Issuer have entered into the Option Agreement, dated October 18,1999, pursuant to which TCW/CCI was granted an option (the "Option") to purchase from the Issuer up to 1,333,333 shares of Series C Preferred Stock, par value $0.001 per share (the "Option Shares") . The Option was exercisable at US$7.50 per Option Share and expired at 5:00 PM Eastern Standard Time on July 18, 2000. On July 18, 2000, TCW/CCI fully exercised the Option.

On July 18, 2000, the Issuer granted TCW/CCI the Second Option to purchase from the Issuer up to 98,087 shares of Series C Preferred Stock, par value $0.001 per share. The Second Option is exercisable at US$7.50 and expires at 5:00 PM Eastern Standard Time on August 18, 2000.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this ___th day of July, 2000.

THE TCW GROUP, INC.


By:     /s/ Harold H. Henderson
        ----------------------------------
        Name:  Harold H. Henderson
        Title: Authorized Signatory


TCW ADVISORS, INC.


By:     /s/ Harold H. Henderson
        -----------------------------------
        Name:  Harold H. Henderson
        Title: Authorized Signatory


ROBERT A. DAY


By:     /s/ Harold H. Henderson
        -----------------------------------
        Name:  Harold H. Henderson
        Title: Under Power of Attorney dated March 31, 2000, on file with
               Schedule 13G for Cox Radio, Inc., dated May 9, 2000


BAEZA & CO. L.L.C.


By:     /s/ Mario L. Baeza
        ----------------------------------
        Name:  Mario L. Baeza
        Title: Authorized Signatory


MARIO L. BAEZA


/s/  Mario L. Baeza
-------------------------------------
     Mario L. Baeza


TCW/LATIN AMERICA PARTNERS, L.L.C.


By:     TCW ADVISORS, INC.

             By:   /s/ Harold H. Henderson
                   ______________________________
                   Name:  Harold H. Henderson
                   Title: Authorized Signatory

By:     BAEZA & CO. L.L.C.

             By:   /s/ Mario L. Baeza
                   ______________________________
                   Name:  Mario L. Baeza
                   Title: Authorized Signatory


TCW/LATIN AMERICA MANAGEMENT PARTNERS, L.L.C.


By:     TCW/LATIN AMERICA PARTNERS, L.L.C.


        By:    TCW ADVISORS, INC.

               By:   /s/ Harold H. Henderson
                     ________________________________
                     Name:  Harold H. Henderson
                     Title: Authorized Signatory

        By:    BAEZA & CO. L.L.C.


               By: /s/ Mario L. Baeza
                   ---------------------------------
                   Name:  Mario L. Baeza
                   Title: Authorized Signatory


TCW TCW/LATIN AMERICA PRIVATE EQUITY PARTNERS


By:     TCW/LATIN AMERICA PARTNERS, L.L.C.


        By:    TCW ADVISORS, INC.


               By: /s/ Harold H. Henderson
                   _______________________________
                   Name:  Harold H. Henderson
                   Title: Authorized Signatory


        By:    BAEZA & CO. L.L.C.


               By: /s/ Mario L. Baeza
                   ------------------------------
                   Name:  Mario L. Baeza
                   Title: Authorized Signatory


TCW/CCI HOLDING L.L.C.


By:  /s/ Mario L. Baeza
     -----------------------------------
     Name:  Mario L. Baeza
     Title: Authorized Signatory